SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)
                        --------------------------------

                                  ALPNET, INC.
                       (Name of Subject Company (Issuer))

                                   ARCTIC INC.
                                     SDL PLC
                      (Names of Filing Persons (Offerors))

                           COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                                   021089 10 7
                      (CUSIP Number of Class of Securities)

                                 Mark Lancaster
                          Butler House, Market Street,
                                   Maidenhead
                                Berkshire S16 8AA
                                 United Kingdom
                                +44.162.841.0100
           (Name, Address, and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                                David E. Schulman
                                 Brian M. McCall
                                2 Serjeants' Inn
                                     Dechert
                                 London EC4Y 1LT
                                 United Kingdom
                                +44 207.583.5353
                        --------------------------------


     [  ]  Check  the  box  if  the  filing   relates   solely  to   preliminary
communications  made  before  the  commencement  of a tender  offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 3 (the "Amendment") supplements and, as so supplemented, amends the Tender Offer Statement originally filed on December 13, 2001 (as amended, the "Schedule TO") by Arctic Inc., a Utah corporation (the "Purchaser"), and a wholly owned subsidiary of SDL plc, a company organized under the laws of England and Wales ("Parent"), relating to the offer by Purchaser to purchase all the outstanding common shares, no par value (the "Shares"), of ALPNET, Inc., a Utah corporation (the "Company"), at a purchase price of $0.21 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule TO.

     The Items of the Schedule TO set forth below are hereby supplemented and, as so supplemented, amended as follows:

     Items 1, 4, 8 and 11 are hereby amended and supplemented to add the following information:

     "The Offer expired at midnight, New York City time, on January 15, 2002. Following the expiration of the Offer, Purchaser accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer. Purchaser was informed by the Depositary that 24,898,388 Shares, representing approximately 77% of the outstanding Shares of the Company, were validly tendered and not withdrawn as of the expiration of the Offer, of which 281,030 were tendered by Notices of Guaranteed Delivery. On January 16, 2002, Parent issued a press release announcing the results of the tender offer. The full text of Parent's press release is attached hereto as Exhibit (a)(1)(K) and is incorporated herein by reference."

     Purchaser intends to exercise the option to acquire additional shares of the Company (as described in the Offer to Purchase) so that following such exercise the Purchaser will own 90.1% of the outstanding Shares of the Company. Following such exercise, the remaining outstanding Shares will be acquired pursuant to a merger of the Purchaser with and into the Company. No further action is required by the remaining shareholders of the Company to effect the merger. As a result of the merger, the remaining outstanding Shares (except for Shares held by the Company, Parent or any of its subsidiaries, or by shareholders exercising dissenter's rights under Utah law, if available) will be converted into the right to receive $0.21 for each Share, in cash, without interest, and the Company will thereby become a wholly owned subsidiary of Parent."

Item 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

     "(a)(1)(K) Press Release issued by Parent on January 16, 2002."

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   ARCTIC INC.



                                                   By: /s/ Mark Lancaster
                                                       -----------------------

                                                   Name:     Mark Lancaster
                                                   Title:    President




                                                   SDL PLC



                                                   By: /s/ Mark Lancaster
                                                       -----------------------

                                                   Name:     Mark Lancaster
                                                   Title:    Chairman and Chief
                                                             Executive Officer


Dated: January 16, 2002

                                                            EXHIBIT (a)(1)(K)

The following press release was disseminated on January 16, 2002 with respect to the proposed acquisition by SDL plc (TechMARK: SDL) of ALPNET, Inc. (OTCBB:
AILP.OB).

Contact:
Daniel Passoff
MacKenzie Partners, Inc.
212-929-550

SDL plc Announces Completion of Tender Offer for ALPNET, Inc.

LONDON, January 16, 2002 -- SDL plc (TechMARK: SDL) ("SDL") announced today that it has accepted for payment all common shares of ALPNET, Inc. (OTCBB: AILP.OB) ("ALPNET") validly tendered and not withdrawn by midnight, New York City time, on Tuesday, January 15, 2002. According to information provided to SDL by American Stock Transfer and Trust Company, who is acting as depository for the offer, preliminary results of the offer indicate that shares representing approximately 77% of the outstanding common shares of ALPNET were validly tendered and not withdrawn. Specifically, 24,898,388 common shares have been tendered, of which 281,030 common shares were submitted through Notices of Guaranteed Delivery.

As described in the offer to purchase, Arctic Inc. (a wholly owned subsidiary of SDL) intends to exercise its option to purchase additional common shares of ALPNET so that following such exercise Arctic Inc. will own shares representing 90.1% of the outstanding common shares of ALPNET. After exercising such option, SDL intends to complete the merger of Arctic Inc. with and into ALPNET under
Section 16-10a-1104 of the Utah Revised Business Corporation Act and thereby acquire all remaining common shares which have not been tendered.

SDL intends to send shareholders of ALPNET who did not tender their shares in the tender offer instructions as to how to receive the merger consideration of $0.21 per common share or perfect appraisal rights under Utah law. No further action is required by the remaining shareholders of ALPNET to effect the merger.

The terms of the offer and other relevant information are available through public filings made by Arctic Inc. and ALPNET at http://www.sec.gov.

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of ALPNET. SDL has filed a Tender Offer Statement and ALPNET has filed a Solicitation/Recommendation Statement with the SEC with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of ALPNET, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

The information agent for the tender offer is MacKenzie Partners, Inc. For additional information please contact MacKenzie Partners, Inc. at (800) 322-2885 toll-free.